The Variable Annuity Contract
issued by
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities

Brighthouse Accumulation Annuity
Disclosure Notice
April 28, 2025
A modified single premium deferred variable annuity contract
This Disclosure Notice provides certain updated information about your Brighthouse Accumulation Annuity Annuity Contract (the “Contract” or “contract”), a modified single premium deferred variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “ Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated Financial Statements for BLIC and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF221. The Contract prospectus, dated May 1, 2017, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms

Account Value — the sum of your interests in the Investment Option.
Contract Year — is defined as a one-year period starting on the Contract Date, which is the date the contract is used, and on each Contract Anniversary thereafter.
Purchase Payment — the money you give us to invest in the contract. The Purchase Payment is due on the date the contract is issued You may not make additional Purchase Payments.
Separate Account —Brighthouse Separate Account Eleven for Variable Annuities.
Investment Option —a registered open-end management investment company in which the Separate Account invests. May also be referred to as “Portfolio Company”.
Updated Information You Should Consider About The Contract

The information in this Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.
There have been no changes to the Contract to report in this section since the supplement dated April 29, 2024.

Important Information You Should Consider About the Contract

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 7 full Contract Years following a
Purchase Payment , you may be assessed a withdrawal charge of up to 2% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $2,000 on a $100,000 investment.
Fee Tables and Examples Expenses– Withdrawal Charge
Transaction Charges
You may be charged for the following transactions: transfers of Account
Value between Investment Options.
Transfer Charge. Currently, we allow unlimited transfers among the
Investment Options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Tables and Examples Expenses– Transfer Fee
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables and Examples Expenses Living Benefit – Preservation and Growth Rider (PGR) Appendix A: Investment Options Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	2.10%	2.10%
	Investment options (Portfolio Company fees and expenses)[2]	0.28%	0.71%
1As a percentage of average daily net assets of the Separate Account. The charge shown also includes the mortality and expense charge and the Preservation and Growth Rider charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $2,152	Highest Annual Cost $4,952
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No sales charge ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Portfolio Company fees and expenses ●No sales charge ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract Investment Options
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 7 years following a Purchase
Payment .  Withdrawal charges will reduce the value of your Contract if you withdraw money during that time.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Investment
Options).
●Each investment option has its own unique risks.
●You should review the prospectuses for the available Investment Options before making an investment decision.
The Annuity Contract Investment Options
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations or guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about the Company, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract Separate Account
Restrictions
Investments
●Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Investment Options available under the Contract.
●Currently, there is only one Investment Option available.
Expenses – Transfer Fee Investment Options
Optional Benefits	None.	Not Applicable
Taxes
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59½.
Federal Income Tax Status
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Selling Firms

	Conflicts of Interest	Location in Prospectus
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Purchase – Replacement of Contracts

Appendix A

INVESTMENT OPTIONS Available Under the Contract
The following is a list of Investment Options under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF221. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks high total return.	Fidelity VIP FundsManager 60% Portfolio — Investor Class#‡ Fidelity Management & Research Company LLC	0.66%	9.58%	6.57%	6.67%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Investor Class† Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.28%	5.08%	2.31%	1.60%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
†
The Government Money Market Portfolio was available only during the free look period for CA purchasers age 60 or older when the contract was initially issued.
A-1

The prospectus, as supplemented, and statement of additional information ("SAI") dated May 1, 2017 include additional information. The prospectus and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF221.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000146608